                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003
                                            ------------
                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F      X            Form 40-F
                            ----------------            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------

                               Page 1 of 9 Pages
                  The index of exhibits may be found at Page 2

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page

Signature                                                                 Page 3

Press Release Regarding Fourth Quarter and Year End         Exhibit 99.1, Page 4
     Results dated February 26, 2003

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NETEASE.COM, INC.


                                       By: /s/ Ted Sun
                                          ----------------------------------
                                          Name:  Mr. Ted Sun
                                          Title: Chief Executive Officer and
                                                 Director

Date:  February 26, 2003

                                                                    Exhibit 99.1

                                                                   Press Release
--------------------------------------------------------------------------------

Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
-------------------------
8610-8518-0163, ext. 8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(+8610) 6443-6488 x.357

         NetEase.com Reports Record Fourth Quarter and Fiscal Year 2002
                                Financial Results

Highlights for the Fourth Quarter 2002

Continued revenue growth of 28.7% over preceding quarter results in further enhanced gross margins of 72.7%

Company achieves operating profit of RMB39.0 million (US$4.7 million) and net profit of RMB43.1 million (US$5.2 million), or US$0.17 per American Depositary Share (basic)

Highlights for Fiscal Year 2002

Substantial revenue growth of 721.8% over the preceding year driven by diverse revenue streams

Turnaround from 2001 net loss to full year net profit of RMB16.3 million (US$2.0 million) (or RMB52.3 million (US$6.32 million) before a one-time charge in third quarter)

(Beijing - February 26, 2003) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced financial results for its fourth quarter and fiscal year ended December 31, 2002.

For the fourth quarter ended December 31, 2002, the Company reported total revenues of RMB95.7 million (US$11.6 million), a 28.7% increase over total revenues of RMB74.4 million (US$9.0 million) for the preceding quarter and an increase of RMB85.1 million (US$10.3 million) over total revenues of RMB10.6 million (US$1.3 million) for the corresponding period in 2001. The Company reported net profit of RMB43.1 million (US$5.2 million), or US$0.17 per American Depositary Share (basic), compared to the previous quarter's net loss of RMB9.0 million (US$1.1 million). The same quarter in the previous year had a net loss of RMB41.3 million (US$5.0 million).

For the year ended December 31, 2002, the Company reported total revenues of RMB232.6 million (US$28.1 million), a substantial increase of 721.8% over total revenues of RMB28.3 million (US$3.4 million) for the fiscal year 2001. For the fiscal year 2002, NetEase reported a gross profit and operating profit of RMB149.3 million (US$18.0 million) and RMB4.0 million (US$0.5 million), respectively, representing a turnaround from a loss on revenues of RMB34.0 million (US$4.1 million) and operating loss of RMB231.9 million (US$28.0 million) for the fiscal year 2001. The Company reported net profit of RMB16.3 million (US$2.0 million), or US$0.06 per American Depositary Share (basic), compared to the previous year's net loss of RMB233.2 million (US$28.2 million).

For the fourth quarter ended December 31, 2002, advertising revenues continued to grow steadily, increasing to RMB12.5 million (US$1.5 million), representing a 27.4% increase over RMB9.8 million (US$1.2 million) for the third quarter and a 305.8% increase over RMB3.1 million (US$0.4 million) for the corresponding period a year ago. Revenues from e-commerce and other services for the quarter were RMB83.1 million (US$10.0 million), representing a 29.8% increase over the preceding quarter's RMB64.0 million (US$7.7 million) and an increase of RMB75.6 million (US$9.1 million) over RMB7.5 million (US$0.9 million) for the corresponding period a year ago. This increase in revenues from e-commerce and other services was primarily attributable to continued growth in the Company's fee-based services. The main driver was online games, but also included wireless short messaging services (SMS), and, to a lesser-extent, other fee-based online premium services, such as premium e-mail, friend finding and dating services. The user base of "Westward Journey Online version 2.0" grew steadily since it was launched in August 2002.

The Company achieved gross profit in the fourth quarter of RMB69.6 million (US$8.4 million), increasing 38.5% over the previous quarter's RMB50.3 million (US$6.1 million). The corresponding quarter last year had a loss on revenues of RMB4.3 million (US$0.5 million). Strong revenue growth also favorably impacted gross margins, which increased from 67.6% in the preceding quarter to 72.7% in the fourth quarter.

While the Company has had a long-term focus on controlling expenses in the past year, total operating expenses increased to RMB30.7 million (US$3.7 million) for the quarter as a result of NetEase's recent rapid business expansion, a 22.7% increase from the previous quarter's RMB25.0 million (US$3.0 million) before a one-time charge which is in connection with the class action litigation discussed below, but a 15.1% decrease from the corresponding period a year ago of RMB36.1 million (US$4.4 million). NetEase reported an operating profit of RMB39.0 million (US$4.7 million) for the quarter, representing a significant improvement over the previous quarter's operating loss of RMB10.7 million (US$1.3 million) and the previous year's fourth quarter operating loss of RMB40.5 million (US$4.9 million).

As of December 31, 2002, the Company's total net cash balance was RMB561.3 million (US$67.8 million), a 7.4% increase from the previous quarter's RMB522.7 million (US$63.1 million).

Commenting on the Company's earnings, Ted Sun, Acting Chief Executive Officer and Director said, "Our 2002 results demonstrate NetEase's turnaround and the success of our strategy to build on our strengths while developing new products and services that take full advantage of the potential in China's fast growing market. I am particularly proud of our team's ability to leverage new, diversified revenue sources, through, for example, highly successful games and online community services, while at the same time finding ways to grow and develop advertising revenue."

"2002 demonstrated that NetEase has its fundamentals established and we believe is well poised for future growth. Our strategy of focusing on China's young Internet users not only differentiates us from our peers, but also positions us extremely well going forward. According to a report issued in January 2003 by China's Internet Network Information Center, for example, more than a third of all Internet users are between the ages of 18 to 24, and more than 70 percent of all Internet users in China are 30 years old or younger. With many industry experts expecting China to soon become the world's largest Internet and information economy, we believe this places NetEase extremely well." Mr. Sun concluded, "The combination of our strong and proven strategy, our able employee base and professional management team is a strong foundation on which to build future continued success."

Denny Lee, NetEase's Chief Financial Officer said, "2002 was indeed a remarkable year for NetEase. Our strong financial results for this past quarter and year are a major accomplishment for the Company, but especially when compared to our results just one year ago. Our achievement of both a net and operating profit are also important financial milestones. It is our goal to ensure that these results continue in the future and that we build on these successes to create ongoing shareholder value."

Users of the NetEase Web sites continued to grow, with 95.7 million registered accounts at the end of the fourth quarter, an increase of 18.6% over the 80.7 million accounts at the end of the previous quarter and a 121.5% increase over the 43.2 million accounts at the same time a year ago.

The Company also announced today that the plaintiffs in the class action litigation filed in the U.S. District Court for the Southern District of New York have completed their confirmatory discovery in connection with the conditional settlement of that litigation which we announced on November 6, 2002 and the parties have submitted the settlement to the District Court for preliminary approval. If the court grants preliminary approval, then notice will be sent to the class and the court will hold a hearing before it gives final approval to the settlement. The litigation was initiated in October 2001 against the Company, certain members of its current and former officers and directors, and the underwriters of the Company's initial public offering, and claimed that the Company and the other defendants had violated various U.S. securities laws by misstating its revenue in the year 2000. The aggregate settlement amount is RMB36.0 million (US$4.35 million) and has been reflected in our third quarter and full-year financial statements as a one-time charge. The Company cannot predict if or when this settlement will become final.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2800. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites offer a variety of products and services, including Instant Messaging (Popo), Dating, Love, Alumni and Personal Home Page. These products and services enable users to communicate about interests and areas of expertise. The sites also offer online interactive community services through 1,800 community forums. At the end of December 2002, the number of simultaneous chat room participants reached 55,476 during peak hours, and the number of registered users of the NetEase Web sites reached 95.7 million. The average number of daily pageviews was over 316 million in December 2002.


NetEase also offers online multi-player games, short messaging and e-mail services, as well as auction and online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

--------------------------------------------------------------------------------

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the settlement of the class action litigation involving NetEase will not become final for whatever reason, in which case NetEase may have to incur significant additional expenses in defending against the litigation and possibly pay damages in excess of the settlement amount; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online game market will not continue to grow or that NetEase will not be able to enhance or maintain its position in that market; the risk that NetEase will not be able to control its expenses in future periods; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the possibility that NetEase and its board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of NetEase's financial statements for the year ended December 31, 2000 will not recur; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.
                                       7

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                        December 31,     December 31,      December 31,
                                                            2001             2002              2002
                                                       --------------  ---------------   ---------------
                                                             RMB             RMB           USD (Note 1)

       Assets

       Current assets:
          Cash                                            479,608,534      560,069,711        67,641,269
          Restricted cash                                  90,308,448        1,208,305           145,931
          Temporary cash investments                       45,521,300                -                 -
          Prepayments and other current assets              9,136,362        6,110,689           738,006
          Due from related parties, net                     2,290,204       22,448,509         2,711,173
                                                      ---------------- ----------------  ---------------

                 Total current assets                     626,864,848      589,837,214        71,236,379

       Non-current rental deposit                           1,087,487        1,065,912           128,733
       Investment in convertible preference
           shares                                           9,701,293                -                 -
       Property, equipment and software, net               36,356,088       26,379,182         3,185,892
       Deferred assets                                        783,352                -                 -
       Deferred tax assets                                          -        2,395,888           289,358
                                                      ---------------- ----------------  ---------------
             Total assets                                 674,793,068      619,678,196        74,840,362
                                                      ================ ================  ===============

       Liabilities & Shareholders' Equity

       Current liabilities:
          Short-term bank loans                            84,000,000                -                 -
          Accounts payable                                 13,116,442        3,814,614           460,702
          Salary and welfare payable                        9,936,211       16,023,380         1,935,191
          Taxes payable                                     1,772,931        8,252,950           996,733
          Deferred revenue                                          -          165,115            19,941
          Accrued liabilities                              10,937,950       10,398,385         1,255,844
                                                      --------------- -----------------  ---------------
                 Total current liabilities                119,763,534       38,654,444         4,668,411
                                                      --------------- -----------------  ---------------

       Commitments and contingencies

       Shareholders' equity:
          Ordinary shares, US$0.0001 par value:
            1,000,000,000,000 shares authorized,
            3,024,175,192 shares issued and
            outstanding as of December 31, 2001, and
            3,100,162,537 shares issued and
            outstanding as of December 31, 2002             2,503,626        2,566,543           309,969
       Additional paid-in capital                       1,044,889,829    1,049,651,354       126,769,488
       Less: Subscriptions receivable                     (35,100,568)     (33,113,848)       (3,999,257)
       Deferred compensation                               (3,344,574)        (474,739)          (57,336)
       Translation adjustments                                217,327          228,910            27,646
       Accumulated deficit                               (454,136,106)    (437,834,468)      (52,878,559)
                                                      --------------- ----------------- ----------------

                 Total shareholders' equity               555,029,534      581,023,752        70,171,951
                                                      --------------- ----------------- ----------------
        Total liabilities and shareholders'
           equity                                         674,793,068      619,678,196        74,840,362
                                                      =============== ================= ================

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       Quarter Ended                                      Year Ended
                                  --------------------------------------------------------------------------------------------------
                                    December 31,  September 30,  December 31,  December 31,  December 31,  December 31, December 31,
                                        2001           2002          2002          2002          2001          2002         2002
                                  --------------------------------------------------------------------------------------------------
                                         RMB           RMB           RMB       USD (Note 1)       RMB           RMB     USD (Note 1)

   Revenues:
      Advertising services             3,069,350    9,779,126    12,454,490     1,504,165    14,163,952    34,209,376    4,131,567
      E-commerce and other
        services                       7,505,584   63,999,662    83,052,025    10,030,438    14,103,151   197,357,067   23,835,395
      Software licensing and
        related integration projects           -      618,138       226,348        27,337        33,218     1,002,025      121,018
                                  --------------------------------------------------------------------------------------------------
   Total revenues                     10,574,934   74,396,926    95,732,863    11,561,940    28,300,321   232,568,468   28,087,980

   Sales and value-added taxes          (624,998)  (3,694,693)   (4,809,943)     (580,911)   (2,274,784)  (11,627,216)  (1,404,253)
                                  --------------------------------------------------------------------------------------------------
   Net revenues                        9,949,936   70,702,233    90,922,920    10,981,029    26,025,537   220,941,252   26,683,727
                                  --------------------------------------------------------------------------------------------------
   Cost of revenues:
      Advertising, e-commerce
        and other services           (14,289,494) (19,940,627)  (20,826,355)   (2,515,260)  (60,058,488)  (69,769,449)  (8,426,262)
      Share compensation cost                   -    (477,032)     (477,029)      (57,612)             -   (1,908,125)    (230,450)
                                  --------------------------------------------------------------------------------------------------

   Total cost of revenues            (14,289,494) (20,417,659)  (21,303,384)   (2,572,872)  (60,058,488)  (71,677,574)  (8,656,712)
                                  --------------------------------------------------------------------------------------------------

   Gross profit (Loss on
    revenues                          (4,339,558)   50,284,574    69,619,536     8,408,157  (34,032,951)   149,263,678   18,027,015
                                  --------------------------------------------------------------------------------------------------
   Operating expenses:

      Selling, general and
        administrative
        expenses                     (29,505,098) (21,903,299)  (26,717,117)   (3,226,705)  (181,560,624) (92,785,244) (11,205,948)
      Asset impairment loss           (2,766,543)            -             -             -   (2,766,543)     (746,857)     (90,200)
      Research and development
        expenses                      (3,065,057)  (2,714,442)   (3,643,946)     (440,090)  (11,169,454)  (13,808,360)  (1,667,676)
      Share compensation cost           (784,486)    (358,700)     (296,612)      (35,823)   (2,357,758)   (1,898,733)    (229,316)
      Class action settlement                  -  (36,005,385)             -             -             -  (36,005,385)  (4,348,476)
                                  --------------------------------------------------------------------------------------------------

   Total operating expenses         (36,121,184)  (60,981,826)  (30,657,675)   (3,702,618)  (197,854,379) (145,244,579)(17,541,616)
                                  --------------------------------------------------------------------------------------------------
   Operating profit (loss)          (40,460,742) (10,697,252)    38,961,861     4,705,539  (231,887,330)    4,019,099      485,399

   Other income (expenses):
     Investments impairment loss              -            -             -             -   (8,924,381)             -            -

     Interest income                  1,707,710    1,719,807     1,611,700       194,650    17,571,187     7,562,322      913,324
     Interest expense                (2,499,021)    (191,924)             -             -   (9,882,874)   (1,401,041)    (169,208)
      Other, net                        (44,664)      145,506       111,430        13,458      (40,516)    3,725,370      449,924
                                  --------------------------------------------------------------------------------------------------
   Profit (loss) before tax         (41,296,717)  (9,023,863)    40,684,991     4,913,647  (233,163,914)   13,905,750    1,679,439

   Income tax-deferred tax
   credit                                      -            -     2,395,888       289,358             -     2,395,888      289,358
                                  --------------------------------------------------------------------------------------------------
   Net profit (loss)               (41,296,717)   (9,023,863)    43,080,879     5,203,005  (233,163,914)   16,301,638    1,968,797
                                  ==================================================================================================
   Earnings (Net loss) per
      share, basic                       (0.01)        (0.01)          0.01          0.01        (0.08)          0.01         0.01
                                  ==================================================================================================
   Earnings (Net loss)
      per ADS, basic                     (1.37)        (0.30)          1.39          0.17        (7.74)          0.53         0.06
                                  ==================================================================================================
   Earnings (Net loss)
      per share, diluted                 (0.01)        (0.01)          0.01          0.01        (0.08)          0.01         0.01
                                  ==================================================================================================
    Earnings (Net loss) per
      ADS, diluted                       (1.37)        (0.30)          1.35          0.16        (7.74)          0.52         0.06
                                  ==================================================================================================
   Weighted average number of
     ordinary shares outstanding,
        basic                    3,020,320,600 3,046,595,200  3,091,650,900 3,091,650,900 3,013,419,400 3,051,395,1003,051,395,100
                                  ==================================================================================================
   Weighted average number of
     ADS Outstanding, basic         30,203,206    30,465,952     30,916,509    30,916,509    30,134,194    30,513,951   30,513,951
                                  ==================================================================================================
   Weighted average number of
     ordinary shares outstanding,
     diluted                     3,020,320,600 3,046,595,200  3,185,313,400 3,185,313,400 3,013,419,4003,127,837,900 3,127,837,900
                                  ==================================================================================================
   Weighted average number of
     ADS Outstanding,
     diluted                        30,203,206    30,465,952    31,853,134     31,853,134    30,134,194   31,278,379    31,278,379
                                  ==================================================================================================

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

                                       9